

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Investment Management
100 F Street NE
Washington, DC 20549

April 11, 2014

Eric S. Purple, Esquire
K & L Gates LLP
1601 K Street, N.W,
Washington, DC 20006-1600

Re: Calamos Dynamic Convertible and Income Fund
File Numbers 333-194565; 811-22949

Dear Mr. Purple:

On March 14, 2014, Calamos Dynamic Convertible and Income Fund (the "Fund") filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") with the Securities and Exchange Commission. We have the following comments:

General

1. Your cover letter states that, at present, the Fund has not selected an underwriter. Please state in your response letter whether FINRA will review the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection, please indicate whether FINRA will review the payments to the underwriter for purposes of determining compliance with FINRA guidelines on underwriter compensation.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement.

3. The Fund's name contains the word "Dynamic." Please explain what that term is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

4. On page (i), the term Managed Assets is defined for purposes of the Fund's 80% policy ("80% test"). Please make a representation in your response letter that, for purposes of the 80% test, the Fund's definition of "Managed Assets" is consistent with the definition of "Assets" in Rule 35d-1(d)(2) under the 1940 Act.

Prospectus Summary

<u>Investment Objective and Strategies</u>

5. The investment objective, on page 1, states that the Fund's primary investment objective is to "provide total return through a combination of capital appreciation and current income." The Fund name includes "Income" which suggests that the objective of the Fund is income and not total return. Please revise the investment objective or Fund name in light of this inconsistency.

6. On page 1, the prospectus states that the Fund will invest at least 50% of its managed assets in convertible securities (including "synthetic convertible securities"). Please explain, in Plain English, what this term means and whether this investment is intended to be included in the Fund's 80% investment basket for purposes of complying with Rule 35d-1 of the 1940 Act. If so, please explain to us why you believe that these investments that comprise these synthetic positions have economic characteristics similar to the types of investments suggested by the Fund's name. *See Rule 35d-1 under the 1940 Act.*

7. Does the Fund intend to offer preferred shares within twelve months of effectiveness? If so, please provide the appropriate disclosure regarding strategy, risks, fee and expense disclosure, as well as diminution of common stock voting power.

8. The prospectus states on page 2 that the Fund may invest in securities of foreign issuers in developed and emerging markets. As you are probably aware, the political situation in Russia and Ukraine has continued to develop over the past few weeks. To the extent that the Fund expects that it will have exposure to Russian or Ukrainian securities, please consider whether the Fund should include specific risk disclosure relating to those countries and/or the events unfolding in the regions. We may have further comments.

9. The prospectus states, on page 2, that the Fund may seek to generate income from option premiums by selling options. Please add disclosure discussing the Fund's practices with respect to the segregation of asset coverage policy on the index options.

10. As a primary investment strategy, the Fund intends to invest in "synthetic convertible securities." Please supplementally inform the staff whether these types of securities are deemed to be derivatives for investment purposes. If so, please disclose this and any attendant risks.

11. Given that the Fund may principally invest in synthetic collateralized securities, highlight in plain English the characteristics of such securities and the magnitude of investment risk to which such investments expose the Fund.

12. The prospectus states, on page 1, the Fund may invest in synthetic convertible securities whose "convertible component is achieved by investing in warrants or options." Please disclose who will write the options and whether they will be exchange traded or over-the-counter.

Dividends and Distributions

13. On page 5, the disclosure describes the Fund's distribution policy that is described in more detail on page 35. Many investors may not fully understand a return of capital. Please clarify that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profits. Please disclose that the Fund's distributions may include returns of capital and summarize the consequences of a return of capital distribution. In particular, please disclose that the distribution is a return of the shareholder's original investment and that while the distribution may not be currently taxable, it may result in future tax consequences for the shareholder upon the sale of the securities even if the securities are sold for less than the original purchase price.

Fund Risks

14. In the section titled "Antitakeover Provisions," please briefly disclose how the antitakeover provisions may limit the ability of other persons or entities to acquire control of the Fund or to change the composition of the Board of Trustees.

15. This section includes a risk titled "Synthetic Convertible Securities Risk." Given that synthetic convertible securities contain derivatives, please disclose the risks attendant with investing in the types of derivatives used in synthetic convertible securities. Please be more specific in the disclosure regarding derivatives. *See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Investment Company Institute, to Kerrie McMillan, "Derivatives-Related Disclosures by Investment Companies" (July 30, 2010).*

Summary of Fund Expenses

16. Please disclose in the table how Managed Assets, as used in the calculation of Management Fees, converts to "net assets." We note that the discussion in

footnote (3) may be confusing to the reader, in that it states that the management fee is not expressed as a percentage of all of the assets the Fund intends to invest. Please clarify. Furthermore, explain how derivatives are valued for calculating Managed Assets and confirm that the notional value of derivative contracts will not be used for the fee calculation.

17. The Fund will invest in synthetic convertible securities. Please disclose how derivative and synthetic securities will be valued for purposes of determining "total managed assets" for the calculation of management fees. Specifically, please supplementally confirm that the value of synthetic securities refers to the market value of the synthetic instrument, rather than the notional value.

Investment Objective and Principal Investment Strategies

18. The prospectus states, on page 15, the Fund may invest in master limited partnerships ("MLPs"). Please disclose any unique tax aspects in MLPs and how it may impact the Fund's investments in MLPs.

Leverage

19. The prospectus states that the Fund will add leverage to its portfolio upon the completion of the initial public offering of the Fund's common shares. The disclosure does not address the use of leveraging in the short term. If the Fund intends to use leveraging in the short term, please disclose this and add why it may not be beneficial to its shareholders.

AntiTakeover Provisions in the Declaration of Trust

20. The prospectus states that the declaration of trust includes certain anti-takeover provisions. Please disclose that the Fund will not opt in to the control share acquisition provisions of the state statute given that the staff has taken the position that antitakeover provisions are inconsistent with section 18(i) of the 1940 Act. *See Boulder Total Return Fund, Inc. no action letter (November 15, 2010).*

Statement of Additional Information

Distressed Securities

21. The Fund may invest substantial portions of its total assets in distressed securities. (Page S-4 of the SAI). Please disclose, in the prospectus, if appropriate the extent to which the Fund anticipated investing in distressed securities and any attendant risk.

<u>General</u>

22. Please file as exhibits the advisory contracts entered into by the investment adviser. Also, please confirm that the substantive terms of the contract are fully described in the SAI.

General Comments

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statements, each should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel